[Letterhead of White & Case LLP]



April 23, 2007


VIA EDGAR SUBMISSION AND FAX

Cecilia D. Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-5546

Re:  Stolt-Nielsen S.A.
     Form 20-F for the Fiscal Year Ended November 30, 2005
     Filed May 31, 2006
     File No. 0-16977
--------------------------------------------------------------------------------


Dear Ms. Blye:

This letter responds to your letter to Mr. Niels G. Stolt-Nielsen of Stolt-Nielsen S.A. (including its current subsidiaries, the "Company") dated March 29, 2007 (the "Comment Letter"). The Comment Letter contained certain comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") with respect to the Company's Annual Report on Form 20-F for the fiscal year ended November 30, 2005 (the "2005 Form 20-F"). We are delivering this letter on behalf of the Company in response to the comments of the Staff contained in the Comment Letter based on information provided and developed by the Company. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company's response. In this letter, references to the Company do not include Stolt Offshore S.A. (now Acergy S.A.) which has not been a subsidiary since January 2005.

1. We note the disclosure on page 115 of your Form 20-F regarding payments to entities in Iran, as to which your wholly-owned subsidiary, Stolt-Nielsen Transportation Group Ltd., reached a settlement with OFAC on September 6, 2005. Iran is identified by the U.S. State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please describe for us the nature and extent of SNTG's past, present and anticipated contacts with Iran, including shipments to, from or involving Iran. Describe for us the nature and extent of any other direct or indirect contacts you have or have had with Iran, and any direct or indirect contacts you anticipate with Iran. Your response should include a description of any agreements or arrangements you may have, directly or indirectly, with the government of Iran or entities controlled by that government.

     The Company does not currently have nor does it anticipate in the future having, directly or indirectly, any employees, branch offices or assets in Iran or any subsidiaries or joint ventures organized in Iran. The Company has not had any employees, branch offices or assets in Iran, and it has not organized any subsidiary or joint venture in Iran, in the past. Notwithstanding the foregoing, the Company continually evaluates business opportunities. Although it has no current plans or intentions in this regard, it is possible that the Company may pursue attractive business opportunities that directly or indirectly involve trading with or contacts with Iran, subject to all applicable legal requirements.

     Transfers to Iran Related To Incidental Port Fees:

     On various occasions in the past, but not since 2002, the Company transported cargo to and from Iran, including pursuant to pooling arrangements.<F1> On some occasions, shipments being made to Iran were carried for a customer who was in possession of a license issued by the U.S. government authorizing it to transport the cargo to Iran. The Company, through a subsidiary, at times would assist or attempt to assist with the payment of certain incidental port expenses (for example, fresh water and provisions, mooring fees and delivery launches), including to port agents in Iran. The aggregate amount of such payments to Iran was not material.

<F1> In the ordinary course of its business the Company operates through a number of "pooling" arrangements. Such pooling arrangements are generally contractual agreements with unrelated third parties whereby the Company, through subsidiaries, manages the coordinated marketing, operation and administration of ships that are designated to the pooling arrangement by the Company and the third party. Ownership of the ships remains with the pool partners and the pool partners agree to share revenues and costs related to the operation of the ships in the pool in accordance with a formula specified in the pool agreement.

     The Company has a centralized treasury function that uses the payment processes of a U.S. bank. Therefore, the payment of incidental port expenses to Iran occasionally was routed through a U.S. bank. These payments (and attempted payments) of incidental port expenses to Iran prompted the U.S. Department of the Treasury's Office of Foreign

     Assets Control ("OFAC") to open an investigation of possible violations of the International Emergency Economic Powers Act and the Iranian Transactions Regulations. In connection with this investigation, on April 3, 2002 OFAC issued a Cease and Desist Order to Stolt-Nielsen Transportation Group Ltd. ("SNTG") covering payments by SNTG involving unlicensed shipments to, from or involving Iran.

     As disclosed in the Company's 2005 Form 20-F, the Company understands that an investigation was opened under the auspices of the U.S. Attorney's Office for the District of Connecticut in or about May 2003. The Company cooperated fully with the U.S. Attorney's Office and U.S. Immigration and Customs Enforcement in their investigation. On or about January 11, 2005, OFAC issued a letter informing the Company that it had transferred the matter internally from OFAC's Enforcement Division to its Civil Penalties Division. Shortly thereafter, on or about January 18, 2005, the Company learned that the U.S. Attorney's Office had declined to pursue the matter. On or about September 2, 2005 SNTG and OFAC reached a civil settlement, which did not involve any final determination by OFAC, of a violation, whereby SNTG paid $16,500. We are not aware of any other pending matters at OFAC regarding Iran.

     Past Trading Activities Involving Iran:

     There have been no shipments to or from Iran carried by the Company, any of its subsidiaries or joint ventures since 2002. This includes ships that are designated to pooling arrangements managed by the Company or any of its subsidiaries, whether or not those ships are owned by the Company or any third party. Prior to 2003, the Company engaged in a limited amount of trading with entities in Iran, consisting of the transportation of freight to and from Iran. The below chart indicates the approximate amounts that were invoiced to and paid by customers for the transport of freight into and out of Iran, which we refer to as "gross freight," that occurred between 1997 and 2002 (including through pooling arrangements):

                       Gross Freight Earned From      Company Consolidated Net          Percentage of Company's
                           Iranian Trade(1)              Operating Revenue                 Consolidated Net
          Year            (US$, in millions)             (US$, in millions)                Operating Revenue
          ----            ------------------             ------------------                -----------------
          1997                    0.0                            N/A                              N/A
          1998                    0.4                           1,797                           0.022%
          1999                    0.7                           1,781                           0.039%
          2000                    4.5                           2,284                           0.197%
          2001                    3.4                           2,678                           0.127%
          2002                    2.5                           2,853                           0.088%
          Total                  11.5                          11,393                           0.101%
     ____________
     (1) Pursuant to pooling arrangements, the Company would only have realized a portion of the gross freight amount as revenue.

     Consideration of Joint Venture in Iran:

     In 2001, the Company contemplated entering into an arrangement with the Iranian Petrochemical Commercial Company to establish a joint venture shipping company with the intention of trading in the international shipping markets. This joint venture never materialized.

     No Other Commercial Activities Involving Iran:

     Other than as described above, to the Company's knowledge: (i) the Company has no current or anticipated commercial activities involving Iran, and had no other commercial activities involving Iran since 2002, through affiliates or by direct or indirect arrangements; and (ii) the Company has no current commercial activities, including any agreements or arrangements, directly or indirectly, involving the government of Iran or entities controlled by that government and had no such commercial activities since 2002.

2. Please discuss the materiality of the contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the fiscal periods covered by the Form 20-F and any fiscal period thereafter. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

     We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

     The Company believes that its past activities involving Iran are immaterial, both individually and in the aggregate, and do not constitute a material investment risk to its security holders. The Company's determination that its past operations in Iran are immaterial took into account both quantitative and qualitative factors.

     The OFAC investigation and related investigation under the auspices of the U.S. Attorney's Office, and the circumstances in which those investigations arose, have previously been disclosed in the Company's public filings with the SEC. The Company believes that the amount of payments involved were quantitatively immaterial and the settlement of the matter with OFAC did not result in any material impact on the Company. Additionally, the revenues generated by the Company related to the Company's contacts with Iran between 1997 and 2002 were de minimis. The Company has not reviewed in detail information for periods prior to 1997. Since 2002, the Company has generated no revenues, directly or indirectly, from trading with or operations in or relating to Iran. The Company believes that a reasonable investor would not deem the Company's past activities in Iran to be quantitatively material. We refer the Staff to the Company's response to Comment 1 above for revenue information.

     In addition, the Company believes that qualitative factors do not render the Company's past contacts with Iran material. The investigation by OFAC was settled in 2005 for $16,500 and did not involve any final determination by OFAC of a violation by the Company. The Company has disclosed the OFAC investigation and related proceedings in its public filings with the SEC. The Company has never had employees, branch offices, assets or operations in Iran or any subsidiary or joint venture organized in Iran and, since 2002, has not had any commercial activities involving Iran. Consequently, the Company believes that its past commercial activities involving Iran have not materially affected the Company's reputation or share value and do not constitute a material investment risk for the Company's security holders.

     To the Company's knowledge and based on publicly available information regarding the Company's shareholders, the states identified in the Staff's comment are not currently material security holders of the Company, through pension funds or otherwise. The Company is aware that the state of California is considering legislation to prohibit investment by public employee retirement funds in companies with business operations in Iran. Nevertheless, even if the identified states or California were to divest their shareholdings in the Company (if any), the Company believes that the legislation (or contemplated legislation) referred to above would not lead to any material impact on the trading market for the Company's shares.

     As required by the Staff's Comment Letter, the Company hereby acknowledges that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

          o Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

          o the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should the Staff wish to discuss the responses provided, please do not hesitate to contact Greg Pryor (212-819-8389) of White & Case LLP.

Sincerely,




/s/ Gregory Pryor
-----------------
Gregory Pryor

cc:    Pradip Bhaumik, Securities and Exchange Commission
       Max Webb, Securities and Exchange Commission
       Alan B. Winsor, Stolt-Nielsen, S.A.